UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOPE BANCORP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Convertible Senior Notes due 2038
(Title of Class of Securities)

43940TAB5
(CUSIP Number of Class of Securities)

Angelee J. Harris
General Counsel and Secretary
3200 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90010
(213) 639-1700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Jordan E. Hamburger, Esq.
Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600
Los Angeles, CA 90067
(310) 228-3700

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Hope Bancorp, Inc. (the “Company”) on April 17, 2023 (the “Schedule TO”) relating to the right of each holder (the “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2038 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes (the “Put Option”) as set forth in the Repurchase Notice of 2.00% Convertible Senior Notes due 2038, dated April 17, 2018 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option Documents”).

This Amendment is being filed to amend and supplement the Schedule TO and Company Notice to reflect an extension of the date on which Holders may exercise the Put Option from 5:00 p.m. New York City time on May 11, 2023 to 12:00 midnight New York City time at the end of the day on May 12, 2023, and to incorporate certain other updates.

The Schedule TO, and all information set forth in the Company Notice, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Only those Items amended are reported in this Amendment. Except as provided herein, the information contained in the Schedule TO, the Company Notice and the other Put Option Documents remains unchanged. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Company Notice.

Items 1. through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option Documents is incorporated by reference into this Schedule TO.

All references in the Schedule TO, the Company Notice and the other Put Option Documents to the Put Option expiring on 5:00 p.m. New York City time on May 11, 2023 are hereby amended to extend such date until 12:00 midnight New York City time at the end of the day on May 12, 2023.

The Amendment to the Company Notice and press release announcing the extension of the time period to exercise the Put Option are attached hereto as Exhibit (a)(1)(B) and Exhibit (a)(5)(B), respectively, and are incorporated herein by reference.

Item 12(a). Exhibits

Exhibit No.	Description of Exhibit

(a)(1)(B)	Amendment dated May 5, 2023 to Company Notice.*
(a)(5)(B)	Press Release issued by the Company, dated May 5, 2023.*
* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOPE BANCORP, INC.

Date: May 5, 2023	By:	/s/ Kevin S. Kim
Kevin S. Kim
Chairman, President and Chief Executive Officer